                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1

                                  GenCorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    368682100
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 14, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------

1    The  remainder of this cover page shall  be  filled  out  for  a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 2 of 10 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   3,677,800
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,677,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,677,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.36%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 3 of 10 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   3,677,800
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,677,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,677,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.36%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 4 of 10 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   3,677,800
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,677,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,677,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.36%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 5 of 10 pages
-------------------------------                  -------------------------------

     The  following  constitutes  Amendment  No. 2  ("Amendment  No.  2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

 Items 2(a) - (c) are hereby amended and restated to read as follows:

     (a) This statement is filed by Steel Partners II, L.P., a Delaware  limited partnership  ("Steel Partners II"),  Steel Partners,  L.L.C., a Delaware limited liability  company  ("Partners  LLC") and  Warren G.  Lichtenstein.  Each of the
foregoing  is  referred  to as a  "Reporting  Person"  and  collectively  as the
"Reporting Persons."

     Partners  LLC is the  general  partner  of  Steel  Partners  II.  The  sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

     (b) The principal  business address of each Reporting Person is 590 Madison
Avenue, 32nd Floor, New York, New York 10022.

     (c) The  principal  business  of  Steel  Partners  II is  investing  in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

  Item 3 is hereby amended and restated to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The  aggregate  purchase  price  of the  3,677,800  Shares  owned  by Steel
Partners II is $30,165,144.  The Shares owned by Steel Partners II were acquired with partnership funds.

  Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  43,989,168  Shares  outstanding,  which is the total number of  Shares  outstanding  as of  September  30,  2003 as  reported  in the
Issuer's  Quarterly Report on Form 10-Q/A filed with the Securities and Exchange
Commission on October 23, 2003.

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 6 of 10 pages
-------------------------------                  -------------------------------

     As of the  close of  business  on  January  20,  2004,  Steel  Partners  II beneficially  owned 3,677,800 Shares,  constituting  approximately  8.36% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 3,677,800  Shares owned by Steel Partners
II,  constituting  approximately  8.36% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 3,677,800  Shares owned by Steel Partners II,  constituting approximately 8.36% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  3,677,800  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

  Item 5(c) is hereby amended to add the following:

          (c)  Schedule A annexed  hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

  Item 7 is hereby amended to add the following exhibit:

          2.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,
               Steel Partners,  L.L.C. and Warren G.  Lichtenstein,  dated as of
               January 21, 2004.

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 7 of 10 pages
-------------------------------                  -------------------------------

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2004                    STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                Warren G. Lichtenstein
                                                Managing Member

                                            STEEL PARTNERS, L.L.C

                                            By: /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                Warren G. Lichtenstein
                                                Managing Member

                                            /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            WARREN G. LICHTENSTEIN

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 8 of 10 pages
-------------------------------                  -------------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

   Shares of Common Stock            Price Per                    Date of
         Purchased                   Share($)                    Purchase
   ----------------------     ----------------------      ----------------------

                               Steel Partners II, L.P.
                               -----------------------
            16,500                    9.6661                        11/19/03
            17,600                    9.7428                        11/20/03
            45,400                   10.0217                        11/21/03
            48,900                    9.9549                        11/24/03
            27,200                    9.9847                        11/25/03
            24,500                   10.0259                        11/28/03
               900                   10.0500                        12/01/03
            15,000                   10.0440                        12/03/03
           150,000                   10.8622                         1/13/04
            28,400                   10.8691                         1/14/04
            21,600                   10.8292                         1/15/04

                             Steel Partners, L.L.C.
                             ----------------------
                                      None

                             Warren G. Lichtenstein
                             ----------------------
                                      None

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 9 of 10 pages
-------------------------------                  -------------------------------

                                  EXHIBIT INDEX
                                  -------------

                       Exhibit                                        Page
                       -------                                        ----

     1.   Joint  Filing  Agreement  by and between                  --
          Steel  Partners  II, L.P.  and Warren G.
          Lichtenstein,  dated as of December  11,
          2002 (previously filed).

     2.   Joint  Filing  Agreement  by  and  among                  10
          Steel Partners II, L.P., Steel Partners,
          L.L.C. and Warren G. Lichtenstein, dated
          as of January 21, 2004.

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 10 of 10 pages
-------------------------------                  -------------------------------

                             JOINT FILING AGREEMENT
                             ----------------------

     In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 21, 2004 (including amendments  thereto) with respect to the Common Stock of GenCorp Inc. This Joint
Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  January 21, 2004                   STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               Warren G. Lichtenstein
                                               Managing Member

                                           STEEL PARTNERS, L.L.C

                                           By: /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               Warren G. Lichtenstein
                                               Managing Member

                                           /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           WARREN G. LICHTENSTEIN